FOIA CONFIDENTIAL TREATMENT REQUESTED BY COTY INC. UNDER RULE 83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS PURSUANT TO 17 C.F.R. § 200.83, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “***” IN THE LETTER FILED VIA EDGAR.

The entity requesting confidential treatment is:

Coty Inc.
350 Fifth Avenue
New York, New York 10118
Attn: Laurent Mercier

July 9, 2021

By EDGAR, “CORRESP” Designation, and Secure Portal Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn: Terence O’Brien
Tracey McKoy
Jeanne Baker

Re: Coty Inc.
Form 10-K for the Fiscal Year Ended June 30, 2020
File No: 1-35964

Ladies and Gentlemen:

On behalf of Coty Inc. (the “Company” or “we”), this letter responds to your letter, dated April 23, 2021, (“Comment Letter”) regarding the above-referenced Form 10-K for the Fiscal Year Ended June 30, 2020, filed on August 27, 2020. As previously discussed with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in lieu of responding to each of the comments in the Comment Letter, the Company is instead providing certain requested information regarding its current reportable segments and prospective reportable segments.

The Company respectfully requests confidential treatment for the redacted information in this letter pursuant to Rule 83 promulgated by the Commission, 17 CFR §200.83. This letter omits confidential information included in an unredacted version of this letter, which was submitted to the Staff of the Commission. Asterisks (***) denote the omission of the confidential information from the text of this version of such letter. The Company requests that the redacted information be treated as confidential for reasons of business confidentiality, and that the

FOIA CONFIDENTIAL TREATMENT REQUESTED BY COTY INC. UNDER RULE 83
Commission provide timely notice to Kristin Blazewicz, Chief Legal Officer of Coty Inc., 350 Fifth Avenue, New York, New York 10118 before it permits disclosure of such information.

•As disclosed in our quarterly report on Form 10-Q for the period ended March 31, 2021, as our new CEO finalizes her organization structure and how she will assess performance, we have concurrently evaluated the potential impact to our segment reporting under Topic 280 of the FASB Accounting Standards Codification. Based on this evaluation we have determined that it is appropriate to realign our reportable segments from the current regional structure to a principally product category-based structure -- comprised of a prestige business segment and a consumer beauty business segment.

•We have informed our Audit and Finance Committee of the Board of Directors of the outcome of management’s evaluation and proposed change to the reportable segments, and they have concurred with management’s recommendations.

•We are in the process of making corresponding changes, as needed, to our management structure and operating responsibilities as well as to our information systems to enable appropriate internal and external financial reporting reflecting such newly identified segments by the first quarter of our fiscal year 2022.

•***

If you have any questions regarding the above, please do not hesitate to call me at +31202999088.

Very truly yours,

/s/ Laurent Mercier
___________________________
Laurent Mercier

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